

September 13, 2010

Mr. Michael J. Koss
President and Chief Executive Officer
Koss Corporation
4129 North Port Washington Avenue
Milwaukee, Wisconsin 53212

> **RE:** **Koss Corporation**
> **Amendment No. 1 to Form 10-K for the year ended June 30, 2009**
> **Amendment No. 1 to Form 10-Q for the fiscal period ended**
> **September 30, 2009**
> **Amendment No. 1 to Form 10-Q for the fiscal period ended December**
> **31, 2009**
> **Amendment No. 1 to Form 10-Q for the fiscal period ended March 31,**
> **2010**
> **Filed June 30, 2010**
> **File No. 0-03295**

Dear Mr. Koss:

We have reviewed your response letter dated August 30, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2009

Explanatory Note

1. We note your response to comment one from our letter dated August 16, 2010. Please confirm that this disclosure will be reflected in your future filings.

Item 4. Controls and Procedures

2. We note your response to comment six from our letter dated August 16, 2010, including your statement that management believes your internal control over financial reporting is now effective. Please tell us whether management believes that the deficiencies in your disclosure controls and procedures have been corrected.

   Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or me at (202) 551-3810 with any questions.

                                        Sincerely,

                                        /s
                                        Larry Spirgel
                                        Assistant Director